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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: September 2, 2005

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2005
SBS BROADCASTING S.A.
	By:	/s/ Erik T. Moe
	Name:	Erik T. Moe
	Title:	General Counsel and Company Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated September 2, 2005
99.2	Shareholders' Circular for SBS Broadcasting S.A. dated September 1, 2005 for the Extraordinary General Meeting of Shareholders to be held on October 3, 2005

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SIGNATURES
EXHIBIT INDEX